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              FORM 4                                    OMB APPROVAL
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[X]  CHECK THIS BOX IF NO LONGER          OMB NUMBER:                  3235-0287
     SUBJECT TO SECTION 16.  FORM 4       Expires:             December 31, 2001
     OR FORM 5 OBLIGATIONS MAY            Estimate average burden
     CONTINUE.  SEE INSTRUCTION 1(b).     hours per response.................0.5


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549


                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

Merck & Co., Inc.
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   (Last)                           (First)             (Middle)

One Merck Drive
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                                    (Street)

Whitehouse Station                    NJ                 08889
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


Rosetta Inpharmatics, Inc. (Symbol NASDAQ:  RSTA)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an entity (voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


July 2001
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (Specify below)

                                See attached (1)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by One Reporting Person
     [_]  Form filed by More than One Reporting Person
________________________________________________________________________________


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           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                             OR BENEFICIALLY OWNED
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                 2.                 Code         ------------------------------- Owned at End   (D) or    Indirect
1.                               Transaction        (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                Date               ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                       (Month/Day/Year)   Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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


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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one reporting person, see Instruction
     4(b)(v).

                  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                                                          (Over)
                                                                 SEC 1474 (3-99)


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FORM 4 (CONTINUED)

TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4, and 5)     Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

Option                       07/19     J              See     See     See      Com-      See     See       0         D        N/A
 (contingent                 /2001                    att-    att-    att      mon       att-    att-
 right to buy)                                        ached   ached   ached    Stock     ached   ached
 (see
 attached)

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
Explanation of Responses:

See attached.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

/s/ Celia A. Colbert                                          July 20, 2001
---------------------------------------------            -----------------------
**Signature of Reporting Person                             Date
CELIA A. COLBERT
VICE PRESIDENT, ASSISTANT GENERAL
COUNSEL, ON BEHALF OF MERCK & CO., INC.


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
Item 1: Merck & Co., Inc.

Item 2: Rosetta Inpharmatics, Inc. (Symbol NASDAQ: RSTA)

Item 4: July 2001

                            EXPLANATION OF RESPONSES

      This Statement of Changes in Beneficial Ownership on Form 4 (this "Form 4") is being filed by Merck & Co., Inc., a New Jersey corporation ("Merck").

      As previously reported on an Initial Statement of Beneficial Ownership on Form 3, filed with the Securities and Exchange Commission (the "Commission") on May 21, 2001, Merck, Rosetta Inpharmatics, Inc., a Delaware corporation (the "Issuer") and Coho Acquisition Corp., a Delaware corporation, a wholly-owned subsidiary of Merck ("Merger Sub"), entered into an Agreement and Plan of Merger dated as of May 10, 2001 (the "Merger Agreement") providing for, among other things, the merger of Merger Sub with the Issuer (the "Merger"). In connection with the Merger Agreement, the Issuer and certain stockholders of Issuer (collectively, the "Stockholders") entered into simultaneous Voting and Stock Option Agreements, dated as of May 10, 2001 (the "Voting Agreements"), pursuant to which each of the Stockholders, among other things, (i) agreed to vote all of their shares in favor of the Merger Agreement, (ii) granted Merck an irrevocable proxy to vote his or her shares in favor of the Merger Agreement and the Merger, and (iii) agreed to grant Merck an option ("Option") to purchase the shares of common stock beneficially owned by the Stockholders as of May 10, 2001 and any shares owned or acquired by such Stockholder after that date, contingent upon termination of the Merger Agreement. As of the date of the Voting Agreements, 9,631,035 outstanding shares of Issuer common stock, par value $0.001 per share (the "Common Stock"), were subject to the Option. In addition, the Stockholders collectively held options to acquire an additional 974,833 shares of Common Stock as of May 10, 2001.

      On July 19, 2001 (the "Effective Time"), the Merger was consummated and, pursuant to the Merger Agreement, each share of the Issuer's Common Stock issued and outstanding immediately prior to the Effective Time ceased to exist and (other than those shares held in the treasury of Issuer or shares that were owned by Issuer, Merck or Merger Sub) were converted into a right to receive
0.2352 shares of Merck common stock, par value $0.01. As a result, as of the Effective Time, each of the Voting Agreements, including the contingent Option, terminated according to its terms.

      Following the Merger, the Common Stock was delisted from the Nasdaq National Market and the Issuer filed a Form 15 with the Commission suspending the Issuer's duty to file reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and seeking to deregister the Common Stock under the Exchange Act.


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